

DIVISION OF

CORPORATION FINANCE

Via U.S. Mail and Facsimile

Mail Stop 4631

May 25, 2010

Craig Glidden
Chief Legal Officer
LyondellBasell Industries N.V.
Weena 737
3013AM Rotterdam
The Netherlands
31 10 275 5500

> **Re:** **LyondellBasell Industries N.V.**
> **Form 10**
> **Filed April 28, 2010**
> **File No. 001-34726**

Dear Mr. Glidden:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the registration statement was first filed pursuant to Exchange Act Section 12(g)(1), and then you will become subject to the applicable SEC reporting obligations. If our comments are not addressed within this 60 day time period, you should

withdraw the Form 10 prior to effectiveness and refile a new Form 10 that includes changes responsive to our comments.

2. Please update your registration statement to reflect your emergence from bankruptcy, which was to occur on April 30, 2010.

Cautionary Information Regarding Forward-Looking Statements, page iv

3. Because you should only reference current and known material risks, please delete the statements "Any of these factors, or a combination of these factors and other factors not currently known to us, could materially affect our future results of operations (including those of our joint ventures) and the ultimate accuracy of the forward-looking statements" and "These factors are not necessarily all of the important factors that could affect us and our joint ventures." Please do the same with the first two sentences on page 46 under Risk Factors.

4. With respect to the statement "These summaries may not contain all of the information that is important to an investor and reference is made to the actual contract or document for a more complete understanding of what is discussed in this Registration Statement," please disclose whether you are referring to documents and contracts filed as exhibits.

Industry and Market Data, page ii

5. We note your disclosure that information from other sources is believed to be reliable, but you have made no warranty as to the accuracy or completeness of such information contained in the registration statement. Clarify the extent to which you are cautioning shareholders in their evaluation of this data. More clearly express the company's views regarding the reliability of the data and statistics in your registration statement. If the industry and market data requires disclaimers such as those presented here, it does not appear the industry and market data contribute to an informed investor understanding of the market for the company's products and services as of the time of their potential investments.

Risk Factors, page 46

6. Please move the risks related to your bankruptcy and emergence and those related to your indebtedness to the beginning of the risk factors sections.

Certain activities related to a project raise compliance issues under U.S. law, page 51

7. Please revise to include dates of the events discussed in this risk factor.

Risk Factors, page 52

8. You state in your risk factors that in connection with your ongoing internal
    control reviews during the second half of 2009, management identified three
    significant deficiencies in your internal control process relating to (i) supervision
    of freight contracting (ii) supervision and training of your internal accounting
    staff with respect to recording of your equity investments in joint ventures and
    (iii) inadequate support for review and reconciliation of a consolidation entry.
    Revise to disclose in greater detail the nature of the three significant deficiencies
    identified in your disclosure and the specific steps that the Company has
    implemented or plans to implement to remediate the material weaknesses.
    Further discuss any adjustments to the financial statements that have resulted
    from these deficiencies and how the adjustments have impacted or will impact
    operations or liquidity.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 67
Results of Operations, page 71

9. We note your disclosure regarding your February 25, 2010 decision to cease
    production at, and permanently shut down, your polypropylene plant at Terni,
    Italy and that you expect to recognize impairment charges of approximately
    $30 million plus severance and other charges which have yet to be determined but
    which could be significant. Please revise MD&A to discuss this decision, the
    expected charges to be incurred and your anticipated impact that these charges
    will have on operations and liquidity.

Liquidity and Capital Resources, page 87

10. In your amendment please provide an updated status on your DIP Financing, your
    Plan of Reorganization, and the current plans for new financing and repayment of
    the DIP Financing. Provide an expanded discussion of financial covenants and
    other terms and conditions of your existing debt and any pending debt
    agreements, including a comparison of actual ratios and amounts to the most
    restrictive required ratios and amounts. This will allow readers to understand how
    much cushion there is between the required ratios and the actual ratios. Please
    show the specific computations used to arrive at the actual ratios with
    corresponding reconciliations to US GAAP amounts, if necessary.   Your
    disclosure should also address the risks and potential consequences of not
    complying with your debt covenants. See Sections I.D and IV.C of the SEC
    Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use
    of Non-GAAP Financial Measures dated June 13, 2003.   Provide a clear
    discussion of the ramifications of a covenant violation and a discussion of the
    financing options being considered in sufficient detail to allow an investor to see

through the eyes of those who manage the business.

11. You state on page F-38 that a separate joint venture is in default under an agreement as a result of the voluntary filing for relief under Chapter 11. You further state that the parties are currently negotiating and at the present time there is no evidence that such negotiations will not be successful. Please revise disclosure to discuss the nature of the agreement that is currently under default and how this default, if not cured, will impact operations and liquidity.

12. With regard to the following commitments, please revise to include a description of each in your liquidity section and provide a discussion of the impact, if any, you anticipate the obligations and commitments will have on your operations and liquidity:

   • Employment agreements between the Company and its Chief Executive Officer under which the CEO will receive certain equity awards, which have not been accrued as of December 31, 2009;

   • Contractual agreements with various outside consultants to assist in the bankruptcy process that provide for "success fees" and are valued at an estimated $85 million; and

   • The Management Incentive Plan that provides the workforce with market-level compensation and is estimated to be approximately $45 million annually.

Liabilities for Environmental Remediation Costs, page 98

13. Please clearly disclose the amount of accrued liabilities for future environmental remediation costs reclassified from "other liabilities" to "liabilities subject to compromise" in 2009. Disclose the amount of the subsequent adjustments made to this liability to "reflect the Debtors' estimated claims to be allowed." If material, explain how you determined the expected amount of the allowed claims and discuss any underlying assumptions. Expand the disclosure in Note 25 to describe and quantify the accrued environmental remediation costs included in "liabilities subject to compromise."

Index to Exhibits

14. Please file all material credit facilities as exhibits to this registration statement, including the exhibits and schedules to those agreements. Please refer to Item 601(b)(10) of Regulation S-K.

Report of KPMG Audit S.á r.l., page F-3

15. Please tell us why you did not include the 2007 audit report for Lyondell. Refer to Rule 2-05 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-6

16. Please tell us whether the $2,961 million in "reorganization items" includes investing and financing cash flows. If so, please tell us why you did not disclose reorganization items separately within the operating, investing, and financing sections. Tell us how your presentation meets the requirements of paragraph 13 of ASC 852-10-45. Also, please explain your presentation of "reorganization-related payments, net." Explain why the amounts are not presented gross and whether any of the associated cash flows should be classified as investing or financing.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha, Staff Accountant at (202) 551-3854 or Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Darrell W. Taylor, Esq. (V*ia facsimile 713/229-2813*)
        Baker Botts L.L.P.
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